Exhibit (a)(5) – Press Release

Federated Premier Intermediate Municipal Income Fund Commences Tender Offer for Common Shares

(PITTSBURGH, Pa., July 14, 2017) -- Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) announced today that it commenced a tender offer for up to 20 percent of its outstanding common shares. The fund’s tender offer will expire on Aug. 11, 2017, at 5 p.m. EDT. The fund is offering to purchase its outstanding common shares at a price per share equal to 98 percent of its net asset value per share in U.S. dollars as determined as of the end of regular trading on the NYSE on Aug. 11, 2017.

As described in the tender offer materials, if more than 20 percent of the fund’s outstanding common shares are duly tendered (and not withdrawn) prior to the expiration date, the fund will repurchase 20 percent of its outstanding common shares on a pro rata basis (with appropriate adjustment to avoid purchase of fractional common shares) upon the terms and subject to the conditions of the tender offer. Accordingly, there is no assurance that the fund will purchase all of a common shareholder’s tendered common shares. Additional terms and conditions of the tender offer are set forth in the fund’s tender offer materials, which are being distributed to common shareholders. There can be no assurance such terms and conditions will be satisfied. In addition, under certain circumstances, the fund may terminate or abandon the tender offer, as described in the tender offer materials, and there can be no assurance such circumstances will not arise.

The Board of Trustees of the fund, upon recommendation of the fund’s investment advisor, Federated Investment Management Company, approved the tender offer. The tender offer was considered as part of the Board’s ongoing review of available options to enhance value for the fund’s common shareholders, to address the discount at which the fund’s common shares have traded and to provide liquidity.

If, at the fund’s sole discretion, the tender offer is extended beyond Aug. 11, 2017, another press release will be issued to provide notification of the extension and the purchase price for tendered shares will be based on the net asset value per share in U.S. dollars as determined as of the end of regular trading on the NYSE on the last day of such extension. Questions about the tender offer can be directed to Georgeson LLC, the fund’s information agent for its tender offer, at toll free (866) 856-6388.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of the fund. Any tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents, which have been filed with the Securities and Exchange Commission (SEC) as exhibits to the tender offer statement on Schedule TO and are available free of charge on the SEC's website at www.sec.gov. Common shareholders should read the offer to purchase and tender offer statement on Schedule TO and related exhibits for the fund as the documents contain important information about the fund’s tender offer. The fund will also make available, without charge, the offer to purchase and the letter of transmittal.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $361.7 billion in assets as of March 31, 2017. With 123 funds, as well as a variety of separately managed account options, Federated provides comprehensive investment management worldwide to more than 8,400 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

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Certain statements made in this press release, such as those related to the tender offer and it providing shareholder value, reducing discount and providing liquidity, are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of the investment advisor, the fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

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Meghan McAndrew 412-288-8103         Ed Costello 412-288-7538                Ray Hanley 412-288-1920